

Rowen Frazer · 3rd

Design Director/Principal, Frazer & Co.

New York, New York · 500+ connections · **Contact info**

Frazer & Co.

Schule für Gestaltung Basel

Experience



Designer Director, Principal
Frazer & Co.
Jun 2015 – Present · 4 yrs 6 mos
Greater New York City Area

Creating & championing design languages for brands.



Design Director
Mission Media, LLC.
Apr 2014 – May 2015 · 1 yr 2 mos
Baltimore, MD

Creating and preserving design languages across all brands.



Art Director
Collins:
Jan 2013 – Apr 2014 · 1 yr 4 mos
New York City

Developing design languages for select brands.



Art Director
OgilvyOne
Jun 2010 – Dec 2012 · 2 yrs 7 mos
Developing design systems for digital formats.

Art Director
OgilvyAction
2007 – Jun 2010 · 3 yrs

Print & experiential design.

Education

Schule für Gestaltung Basel
Typography, Graphic Design
2007 – 2007

University of Maryland Baltimore County
BA, Graphic Design
2002 – 2006

Skills & Endorsements

Art Direction · 71

Endorsed by **bil Chamberlin and 12 others who are highly skilled at this**

Endorsed by **34 of Rowen's colleagues at Ogilvy**

Graphic Design · 42

Endorsed by **Brian Collins and 8 others who are highly skilled at this**

Endorsed by **16 of Rowen's colleagues at Ogilvy**

Typography · 40

Endorsed by **Nolen Strals and 6 others who are highly skilled at this**

Endorsed by **12 of Rowen's colleagues at Ogilvy**

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